Oncolytics Biotech® Appoints Jonathan Rigby to its Board of Directors

Mr. Rigby is the Group Chief Executive Officer of Revolo Biotherapeutics and has three decades of experience in the pharmaceutical and biotechnology industries

SAN DIEGO, CA and CALGARY, AB, September 7, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the appointment of Jonathan Rigby to its Board of Directors.

“Jonathan has successfully built, financed, listed, and led several life science companies across a range of therapeutic areas, and I am thrilled to welcome him to our Board,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. “His extensive executive leadership experience, together with his business development and commercial expertise, will guide us as we advance our breast and pancreatic cancer programs towards late-stage trials and work to deepen our relationships with leading biopharmaceutical companies. His background is highly complementary with those of our other Board members, and I look forward to beginning our work together.”

Mr. Rigby added, “The opportunity to join Oncolytics at this crucial stage in the Company’s evolution and help forge the Company forward to treat these terrible cancers is compelling. Extensive clinical data have demonstrated pelareorep’s ability to provide a statistically significant survival benefit in breast cancer, its potential to synergize with checkpoint inhibition and drive objective responses in pancreatic cancer, as well as how its multifaceted mechanism of action positions it to enhance the efficacy of additional drug classes across various indications. Upcoming data readouts in breast and pancreatic cancer will provide valuable opportunities to accelerate pelareorep’s path towards registration in these indications. I am keen to lend my insights to company management and the Board as they work towards these potential catalysts and prepare for anticipated growth.”

Mr. Rigby joins Oncolytics’ Board with over three decades of experience in the pharmaceutical and biotechnology industries. He is currently the Group Chief Executive Officer (CEO) of Revolo Biotherapeutics, where he leads a team focused on the development of therapies for autoimmune and allergic diseases. Previously, he was the CEO of SteadyMed Ltd., which he led through a NASDAQ listing and sale to United Therapeutics Corporation. Prior to his time at SteadyMed, Mr. Rigby co-founded Zogenix, Inc., a CNS-focused specialty pharmaceutical company that was acquired by UCB earlier this year in a transaction valued at up to approximately U.S. $1.9 billion. Before co-founding Zogenix, Mr. Rigby held roles of increasing responsibility in commercial and business development functions at large pharmaceutical companies such as Merck, Bristol Myers Squibb, and Profile Therapeutics (now Phillips Medical). In addition to his Oncolytics appointment, Mr. Rigby is also a member of the Revolo Biotherapeutics and ImmunoMolecular Therapeutics Boards of Directors and the Chairman of BIOS, a Nasdaq-listed biotech acquisition company. He holds a B.S. with Honors in Biological Sciences from Sheffield University, UK, and an M.B.A. from Portsmouth University, UK.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics’ expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com